UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

STONEMOR PARTNERS L.P.

(Name of Issuer)

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

86183Q 10 0

(CUSIP Number)

Attn: Judith Bornstein
McCown De Leeuw & Co., LLC
950 Tower Lane, Suite 800
Foster City, CA  94404
Tel: (650) 854-6000

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86183Q 10 0

1.	Name of Reporting Persons. MDC IV Trust U/T/A November 30, 2010
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization NY
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 86183Q 10 0

1.	Name of Reporting Persons. MDC IV Associates Trust U/T/A November 30, 2010
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization NY
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 86183Q 10 0

1.	Name of Reporting Persons. Delta Trust U/T/A November 30, 2010
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization NY
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 86183Q 10 0

1.	Name of Reporting Persons. Gen4 Trust Advisor LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DE
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 86183Q 10 0

1.	Name of Reporting Persons. Robert B. Hellman, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 5,000 (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,000 (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.03% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)
The filing parties for this Amendment No. 3 to Schedule 13D are: MDC IV Trust U/T/A November 30, 2010, a trust formed under the laws of New York (“MDC IV Trust”), MDC IV Associates Trust U/T/A November 30, 2010, a trust formed under the laws of New York (“MDC IVA Trust”), Delta Trust U/T/A November 30, 2010, a trust formed under the laws of New York (“Delta Trust” and, collectively with MDC IV Trust and MDC IVA Trust, the “MDC Trusts”), Gen4 Trust Advisor LLC, a Delaware limited liability company (the “Trust Advisor”), and Robert B. Hellman, Jr.  Prior to the completion of the transactions described herein, the MDC Trusts, the Trust Advisor and Mr. Hellman may have been deemed to be members of a group for purposes of this Schedule 13D.  The Trust Advisor controls the voting and dispositive decisions of the MDC Trusts. Mr. Hellman is the sole member of the Trust Advisor and, as such, controls the Trust Advisor.

(2)	Mr. Hellman owns 5,000 Common Units, as defined below, directly.

(3)	Based on an aggregate of 19,335,190 Common Units outstanding as of February 9, 2011, as provided to the Filing Parties by the Issuer.

Explanatory Note:

This Amendment No. 3 to Statement on Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on November 23, 2009 and amended by Amendment No. 1 filed with the SEC on January 12, 2011 and by Amendment No. 2 filed with the SEC on January 28, 2011 (as so amended, the “Original Schedule 13D”) and relates to the common units representing limited partner interests of StoneMor Partners L.P.  This Amendment No. 3 is being filed to remove CFSI and CFS from the list of Filing Parties, as such parties previously reported beneficial ownership of no common units in the prior amendment, and to update the number of common units held by the Filing Parties as a result of the sale of all common units beneficially owned by the MDC Trusts, as defined below, in a registered public offering on February 9, 2011.  Except as set forth below, all previous Items in the Original Schedule 13D remain unchanged.  Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Original Schedule 13D.

Item 1.    Security and Issuer

(a)
The class of equity securities to which this Schedule 13D relates is common units representing limited partner interests (“Common Units”) of StoneMor Partners L.P., a Delaware limited partnership (“StoneMor”).

(b)            The principal executive offices of the Issuer are located at 311 Veterans Highway, Suite B, Levittown, PA 19056.

Item 2.	Identity and Background

(a)
This Statement is filed by: MDC IV Trust U/T/A November 30, 2010, a trust formed under the laws of New York (“MDC IV Trust”), MDC IV Associates Trust U/T/A November 30, 2010, a trust formed under the laws of New York (“MDC IVA Trust”), Delta Trust U/T/A November 30, 2010, a trust formed under the laws of New York (“Delta Trust” and, together with MDC IV Trust and MDC IVA Trust, the “MDC Trusts”), Gen4 Trust Advisor LLC, a Delaware limited liability company (the “Trust Advisor”), and Robert B. Hellman, Jr. (collectively, the “Filing Parties”).

(b)	The address of the principal place of business of each of the Filing Parties is as follows:

MDC IV Trust U/T/A November 30, 2010, 950 Tower Lane, Suite 800, Foster City, California 94404

MDC IV Associates Trust U/T/A November 30, 2010, 950 Tower Lane, Suite 800, Foster City, California 94404

Delta Trust U/T/A November 30, 2010, 950 Tower Lane, Suite 800, Foster City, California 94404

Gen4 Trust Advisor LLC, 950 Tower Lane, Suite 800, Foster City, California 94404

Robert B. Hellman, Jr., 950 Tower Lane, Suite 800, Foster City, California 94404

(c)	The principal occupation or business of the Filing Parties is private equity investing and portfolio company management.

(d)
During the last five years, none of the Filing Parties or any of the Listed Persons (as defined below), to the knowledge of the Filing Parties, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Filing Parties or any of the Listed Persons, to the knowledge of the Filing Parties, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in the Filing Party being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Robert B. Hellman, Jr. is a United States citizen.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, Board of Directors, Board of Managers and each person controlling the Filing Parties (collectively, the “Listed Persons”) required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby supplemented by adding the following paragraph:

On February 9, 2011, the MDC Trusts sold all of the Common Units held by them as part of the closing of a registered public offering discussed in the definitive prospectus supplement of StoneMor dated February 3, 2011 and filed with the SEC on February 4, 2011, supplementing the prospectus dated December 15, 2010 filed as part of StoneMor’s registration statement on Form S-3 (File No. 333-170870).  As a result of these sales, the MDC Trusts no longer hold any Common Units.  However, Mr. Hellman continues to hold 5,000 Common Units directly.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented by adding the following paragraph:

On February 9, 2011, the MDC Trusts sold all of the remaining Common Units beneficially owned by them in a registered public offering, pursuant to an Underwriting Agreement dated as of February 3, 2011, and ceased to be the beneficial owner of more than five percent of the Common Units of StoneMor on that date.

Item 5. Interest in Securities of StoneMor.

The MDC Trusts, the Trust Advisor and Mr. Hellman may be deemed to be members of a group for purposes of this Schedule 13D.

(a)
The MDC Trusts no longer hold any Common Units.  Mr. Hellman directly owns 5,000 Common Units, or 0.03% of the issued and outstanding Common Units, and possesses sole power to vote and dispose of such Common Units.  Mr. Hellman’s beneficial ownership percentage was calculated by dividing the number of Common Units he beneficially owns by 19,335,190 outstanding Common Units as of February 9, 2011, as provided by the Issuer to the Filing Parties.

(b)
Mr. Hellman has sole voting and dispositive power over his 5,000 Common Units.  The MDC Trusts and the Trust Advisor each have sole voting and dispositive power over no Common Units, and shared voting and dispositive power over no Common Units.

(c)
Except as described herein and as described in previously filed amendments to the Original Schedule 13D, none of the Filing Parties has effected any transactions in the Common Units during the past 60 days.

(d)
Except as described herein, no other Filing Party is known by the Filing Parties to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Units beneficially owned by the Filing Parties.

(e)	The Trust Advisor, the MDC Trusts and Mr. Hellman each ceased to be the beneficial owners of more than five percent of the Common Units on February 9, 2011.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

A.
Second Amended and Restated Agreement of Limited Partnership of StoneMor Partners L.P., dated as of September 9, 2008 (incorporated by reference to Exhibit 3.1 of StoneMor’s Current Report on Form 8-K, filed with the SEC on September 15, 2008).

B.
Omnibus Agreement of StoneMor Partners L.P., CFSI, LLC, StoneMor GP LLC and certain other parties named therein (incorporated by reference to Exhibit 10.4 of StoneMor’s Quarterly Report on Form 10-Q for its quarterly period ended September 30, 2004 filed with the SEC on November 15, 2004).

C.
Amendment No. 1 to Omnibus Agreement of StoneMor Partners L.P., CFSI, LLC, StoneMor GP LLC and certain other parties named therein (incorporated by reference to Exhibit 10.1 of StoneMor’s Current Report on Form 8-K filed with the SEC on January 28, 2011).

D.
Underwriting Agreement, dated February 3, 2011, by and among StoneMor Partners L.P., the MDC Trusts and certain other parties named therein (incorporated by reference to Exhibit 1.1 of StoneMor’s Current Report on Form 8-K filed with the SEC on February 9, 2011).

E.	Joint Filing Statement (filed herewith).

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2011

MDC IV Trust U/T/A November 30, 2010
by Wilmington Trust FSB, as Trustee

/s/ Joseph H. Clark
By: Joseph H. Clark
Vice President

MDC IV Associates Trust U/T/A November 30, 2010
by Wilmington Trust FSB, as Trustee

/s/ Joseph H. Clark

By: Joseph H. Clark
Vice President

Delta Trust U/T/A November 30, 2010
by Wilmington Trust FSB, as Trustee

/s/ Joseph H. Clark
By: Joseph H. Clark
Vice President

Gen4 Trust Advisor LLC

/s/ Robert B. Hellman, Jr.
By: Robert B. Hellman, Jr.
Member

/s/ Robert B. Hellman, Jr.
Robert B. Hellman, Jr.

SCHEDULE 1

GEN4 TRUST ADVISOR LLC
(Trust Advisor of the MDC Trusts)

Member:

Robert B. Hellman, Jr.
 c/o McCown De Leeuw & Co., LLC
950 Tower Lane, Suite 80, Foster City, California 94404
Principal Occupation: CEO and managing director of McCown De Leeuw & Co., LLC and director of StoneMor GP LLC
Citizenship: USA

EXHIBIT INDEX

A.
Second Amended and Restated Agreement of Limited Partnership of StoneMor Partners L.P., dated as of September 9, 2008 (incorporated by reference to Exhibit 3.1 of StoneMor’s Current Report on Form 8-K, filed with the SEC on September 15, 2008).

B.
Omnibus Agreement of StoneMor Partners L.P., CFSI, LLC, StoneMor GP LLC and certain other parties named therein (incorporated by reference to Exhibit 10.4 of StoneMor’s Quarterly Report on Form 10-Q for its quarterly period ended September 30, 2004 filed with the SEC on November 15, 2004).

C.
Amendment No. 1 to Omnibus Agreement of StoneMor Partners L.P., CFSI, LLC, StoneMor GP LLC and certain other parties named therein (incorporated by reference to Exhibit 10.1 of StoneMor’s Current Report on Form 8-K filed with the SEC on January 28, 2011).

D.
Underwriting Agreement, dated February 3, 2011, by and among StoneMor Partners L.P., the MDC Trusts and certain other parties named therein (incorporated by reference to Exhibit 1.1 of StoneMor’s Current Report on Form 8-K filed with the SEC on February 9, 2011).

E.	Joint Filing Statement (filed herewith).

Exhibit E
Joint Filing Statement

     We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Dated: February 18, 2011

MDC IV Trust U/T/A November 30, 2010
by Wilmington Trust FSB, as Trustee

/s/ Joseph H. Clark
By: Joseph H. Clark
Vice President

MDC IV Associates Trust U/T/A November 30, 2010
by Wilmington Trust FSB, as Trustee

/s/ Joseph H. Clark

By: Joseph H. Clark
Vice President

Delta Trust U/T/A November 30, 2010
by Wilmington Trust FSB, as Trustee

/s/ Joseph H. Clark
By: Joseph H. Clark
Vice President

Gen4 Trust Advisor LLC

/s/ Robert B. Hellman, Jr.
By: Robert B. Hellman, Jr.
Member

/s/ Robert B. Hellman, Jr.
Robert B. Hellman, Jr.